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(212) 455-7614	ELEWANDOWSKI@STBLAW.COM

March 1, 2021

VIA EDGAR

Re:	TaskUs, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted January 15, 2021 (the “Registration Statement”) CIK No. 0001829864

Edwin Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Kim:

On behalf of TaskUs, Inc. (the “Registrant” or the “Company”), we hereby transmit responses to your comment letter dated January 28, 2021 regarding the above-referenced Registration Statement relating to the offering of shares of its common stock. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Registration Statement. The responses and information described below are based upon information provided to us by the Registrant.

Form S-1/A DRS filed January 15, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Share-based Compensation, page 101

1. Please expand the disclosure on page 103 to further explain why you believe the December 10, 2019 valuation continued to represent your best estimate of fair value at the time of the March 9, 2020 and June 3, 2020 grants. Please supplementally provide us an analysis of the fair value of common shares and options using the same probability weighted expected return method, including comparable market data, comparable guideline transaction multiples and publicly traded comparable and historical IPO multiples as of March 9, 2020 and June 3, 2020 which support your determination that the December 10, 2019 valuation was still the best estimate.

In response to the Staff’s comment, the Registrant has included the changes it proposes to make in response to the Staff’s comment in a subsequent pre-effective amendment in Annex A hereto to disclose more detail on why the December 10, 2019 valuation continued to represent the best estimate of fair value at the time of the March 9, 2020 and June 3, 2020 grants. The Annex is marked to show changes from the disclosures included in the Registration Statement submitted on January 15, 2021.

The Registrant supplementally advises the Staff that the fair value as of the December 10, 2019 valuation was determined to be the best estimate of fair value of the Company to awards granted on March 9, 2020 and June 3, 2020 due to the following factors:

•

Uncertainty of the depth and breadth of the impact of COVID-19: The Registrant closely monitored the impacts of the COVID-19 outbreak through the first and second quarters of 2020. As disclosed elsewhere in the Registration Statement, the Registrant was able to mobilize a centralized crisis response team to implement a fully virtual operating model, which allowed for minimal disruption in services to clients. In addition, the Registrant saw an increase in services provided to clients in certain market industry segments such as social media, e-commerce, streaming media, gaming and food delivery that saw an increase in their end customer demand driven by a surge in online commerce and content consumption. However, some of the Registrants’ clients, especially in the ride sharing, travel and retail segments, experienced a decline in their end customer volumes because of lockdown restrictions globally, which resulted in a reduction in spend from those clients. Therefore, at the March 9, 2020 and June 3, 2020 grant dates, significant uncertainty remained in regard to the short term and long term impacts of the economic slowdown on the Registrants’ performance and the ongoing needs of their clients.

•

The Registrant revised its revenue forecasts: In March 2020, the Registrant noted that actual performance for the year to date lagged as compared to forecasts and revised their revenue projection for the year ended December 31, 2020 downward by approximately $50 million.

•

Increased volatility in the M&A and capital markets: The global economic slowdown also contributed to an increase in volatility in the capital markets during the first and second quarter of 2020. The rapid destabilization and decline in value of the public equity markets during the first quarter of 2020 affected market valuations and also rendered previously issued expectations around performance by analysts and public companies less relevant. Although the public equity markets had stabilized by the June 3, 2020 grant date, earnings expectations for the second quarter of 2020 were unavailable at such date to assess public company peer performance and it was unclear whether the market recovery would be sustained. The increased volatility further led to a decrease in deal volume during the first and second quarter of 2020. As compared to the last six months of 2019, merger and acquisition and initial public offering (“IPO”) activity (excluding IPOs effectuated through special purpose acquisition companies) decreased approximately 45% and 13%, respectively, through the first six months of 2020. Due to both the increased volatility and overall decrease in deal volume, the Registrant did not view the comparable guideline transaction multiples or publicly traded comparable company multiples at the March 9, 2020 and June 3, 2020 grant dates to be reliable indicators of an increase or decrease in fair value.

•

No immediate plans for liquidity: Given the increased focus on short term operations due to the COVID-19 pandemic, uncertainty about the performance of the business, and volatile capital markets, the Registrant did not have any plans for a near term exit at the March 9, 2020 or June 3, 2020 grant dates. As such, the Registrant does not believe that a probability weighted expected return valuation methodology (“PWERM”) would have been appropriate at the March 9, 2020 or June 3, 2020 grant dates. Nevertheless, had a PWERM been applied at the March 9, 2020 and June 3, 2020 grant dates, a potential exit via a sale or IPO would have been assigned a 0% probability.

The Registrant advises the Staff that the increase in fair value of awards pursuant to the September 2020 independent valuation as compared to the fair value of awards granted in March and June 2020 was driven by the following factors:

•

Reduction in uncertainty of the impact of COVID-19: Beginning during the third quarter of 2020, the Registrant began to have more visibility concerning the impact that COVID-19 would have on the operations and performance of the business. Despite monthly revenue initially lagging behind forecasts, the Company was able to achieve year over year revenue growth for the six months ended June 30, 2020 as compared to the same period in 2019, demonstrating a continued ability to serve their clients and indicating overall reduced performance risk.

•

Immediate plans for public equity listing began: In late July 2020, given the clarity regarding the performance of the business during the first and second quarters of 2020, along with the stabilization of the capital markets, the Registrant began to explore an exit through an IPO. A formal engagement of underwriters, external legal counsel, and third party advisors in connection with the Registrant’s IPO occurred in late September 2020. The Board of Directors of the Registrant formally approved a resolution to pursue an IPO and confidentially submit a draft registration statement on October 9, 2020. Thus, as of the September 30, 2020 valuation date, the IPO scenario was assigned a probability of 40% under the PWERM valuation methodology. When determining the potential exit values under the IPO scenario, the Registrant relied on the guideline public company method of the market approach. The methodology relies upon valuation multiples derived from the analysis of publicly traded companies. In the course of the analysis, the Registrant identified comparable companies for the business, which include consulting, data processing, and other outsourcing services companies. In order to validate the reasonableness of the selected multiple under the market approach, the Registrant performed an IPO study under which management developed a range of historical observed IPO multiples for comparable companies. Furthermore, the Registrant believed that the same factors that led to the pursuit of an IPO also contributed to an increased likelihood of pursuing an exit through sale. The Registrant assigned a 10% probability and utilized the guideline transaction method of the market approach to determine the potential exit value under such sale scenario.

Given the above factors, the Registrant believes that the concluded fair values were appropriate based on the information available at the time of the respective grants and the applied valuation methodologies. The Registrant respectfully notes that, as discussed above, had the PWERM valuation methodology been applied as of the March or June 2020 grant dates, the IPO and sale scenarios would have been assigned a 0% probability and the Registrant believes that the fair value would have been unchanged. However, the Registrant respectfully submits that the PWERM methodology was not viewed to be an appropriate valuation methodology as of such dates and similarly views the use of hindsight for assumptions regarding expectations for liquidity or the applicability of market multiple data to be inconsistent with the principles of fair value upon a measurement date (in this case, the grant date) in accordance with ASC 820.

*        *        *          *        *

Securities and Exchange Commission	4	March 1, 2021

Please do not hesitate to call Joshua Ford Bonnie at 202-636-5804 or Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:	Securities and Exchange Commission

Jan Woo, Legal Branch Chief

Robert Littlepage, Accounting Branch Chief

Claire DeLabar, Staff Accountant

TaskUs, Inc.

Bryce Maddock

Jaspar Weir

Jeffrey Chugg

Davis Polk & Wardwell LLP

Byron B. Rooney

Emily Roberts

Annex A

Proposed Changes to the Registration Statement

S-1/A page 103: proposed disclosure shown in bold, underlined text.

	September 30, 2020	December 10, 2019	April 16, 2019
Valuation methodology for the fair value of the common stock	Probability weighted expected return method(1)	Income and market approach(2)	Blackstone Acquisition(3)
Dividend yield (%)	0.0%	0.0%	0.0%
Expected volatility (%)	35.0%	35.0%	29.0%
Risk-free interest rate (%)	0.1% - 0.25%(1)	1.7%	2.4%
Expected time to liquidity (years)	0.5 - 4.5(1)	5	5
Discount rate (%)	14.0%	20.0%	20.0%
Discount for lack of marketability (%)	8.0% - 16.0%(1)	20.0%	N/A(3)
Concluded common stock fair value ($)	$120.06	$44.00	$43.50

(2)

We used a combination of the income and market approach based on the presumption that the Company would continue to operate as a private company. The assumptions and concluded values as of the December 10, 2019 valuation were applied to an aggregate total of 417,775 options with strike prices of $43.50 and $45.00. Such options were granted on December 10, 2019, March 9, 2020, and June 3, 2020, as the December 10, 2019 valuation continued to represent our best estimate of fair value at the time of each of those grants.

When applying fair values from a specific valuation date to subsequent grant issuance dates, we carefully evaluate a number of factors that may impact fair value at the time share-based compensation awards are issued. These factors include the Company’s actual performance versus forecasted performance, general economic conditions and outlook, publicly available market data for comparable businesses, and our expectations for a potential sale or an initial public offering. The COVID-19 pandemic led to increased uncertainty around our evaluation of each of these factors.

At both the March 9, 2020 and June 3, 2020 grant dates, the extent of the impact and effects of the COVID-19 pandemic could not fully be determined given uncertainty in the duration and spread of the outbreak, the impact of government mandated quarantines and interventions, and uncertainty with respect to the duration of the global economic slowdown. While we were able to mobilize a centralized pandemic response and implement a fully virtual operating model to continue serving clients, the short term and long term impacts on our performance and the needs of our clients were still unknown.

The global economic slowdown also contributed to an increase in volatility in the capital markets and decreased deal volume during the first and second quarter of 2020. We did not believe that market multiples in the first and second quarter of 2020 were reliable indications of changes in fair value, nor did we have any plans for a near term exit (either through a potential sale or initial public offering) at the March 9, 2020 and June 3, 2020 grant dates.

Considering the factors above, we determined that we did not have sufficient certainty at the March 9, 2020 or June 3, 2020 grant dates to conclude that an increase or decrease in fair value had occurred since the December 10, 2019 valuation date.